
Mail Stop 4561

December 15, 2016

Dmitrii Iaroshenko
President
Bylog Group Corp.
84/1 Bilang, Hutan #402, Liaoning Province
Dalian City, District ZhongShan 116013, China

  Re: **Bylog Group Corp.**
    Amendment No. 3 to Registration Statement on Form S-1
    Filed December 1, 2016
    File No. 333-211808

Dear Mr. Iaroshenko:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated September 7, 2016.

General

1. We note your response to prior comment 1 and continue to believe you may be a shell company as defined in Rule 405. In particular, we note that as of September 30, 2016, your non-cash assets and your operations to date appear to be nominal. In this regard, you disclose that you generated only $4,000 in revenue for the six months ended September 30, 2016, and that such revenues were not connected to your stated primary business, which involves the operation of a web platform for development services. As such, the revenues generated to date do not seem to have developed your stated business, as indicated in your response, but rather seem to be one-off arrangements. As such, we continue to believe that you are a shell company and we reissue prior comment 1. We

would not object if you disclose that you "may be deemed" a shell company and disclose the risks associated with that status.

Alternatively, provide further support of your belief that your operations are greater than nominal. In this regard, your response states that you have "constructed [y]our website," but your filing indicates that you have not yet begun work on the website. Please tell us what specific steps you have taken in this regard. In addition, elaborate on the statements in your response that you "are generating revenues and negotiating new contracts with potential customers" and that you "spent [y]our income for assets according to [y]our business plan and plan of operation" to explain specifically how you are currently generating revenues, the steps you have taken to negotiate new contracts, and the nature and amount of the expenditures referenced.

Government Regulation, page 26

2.   We note your response to prior comment 3 and your revisions to your risk factor discussion where you identify risks relating to PRC regulations that are potentially applicable to your business. Please further revise, here or elsewhere in the document, to discuss more clearly how these regulations apply to your business and explain the basis for your conclusion that your current ownership structure complies with regulations limiting the ownership of Internet businesses by foreign investors, given that you are 100% foreign-owned and intend to operate directly in the PRC, as opposed to through contractually-controlled entities like certain other foreign-owned Internet companies that operate in the PRC.

You may contact David Edgar, Staff Accountant at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services